May 7, 2010

By Hand & Via EDGAR

Cicely LaMothe
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Brookfield Properties Corporation
Form 40-F for the year ended December 31, 2009
File No. 001-14916

Dear Ms. LaMothe:

On behalf of our client, Brookfield Properties Corporation (the “Company”), we are responding to the comment of the staff of the Securities and Exchange Commission (the “Staff”), set forth in its letter of April 22, 2010 to Richard B. Clark, Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Company’s Form 40-F for the year ended December 31, 2009, filed on March 12, 2010 (the “Form 40-F”).

To facilitate the Staff’s review, we have included in this letter the numbered comment in bold text and have provided the Company’s response immediately following the numbered comment.  In addition, we will separately deliver to you and Mr. Bonilla, by hand, a copy of this letter and the materials that are being supplementally provided to the Staff as described in the Company’s response below.

1.
We note that your Form 40-F incorporates certain information by reference to your Form 6-K dated March 5, 2010.  Specifically, we note that Exhibits 99.3 Report of Independent Registered Chartered Accountants on Reconciliation from Canadian Generally Accepted Accounting Principles to Accounting Principles Generally Accepted in the United States and 99.4 Consent of Independent Registered Chartered Accountants do not include a signature of your accountants.  Tell us how you considered Item 302 of Regulation S-T.  In this regard, please confirm that a manually signed audit opinion and consent have been received from the independent registered accounting firm.

Response

In response to the Staff’s comment, the Company confirms to the Staff that the Company received manually signed copies of the audit opinion and consent of Deloitte & Touche LLP that were included as Exhibits 99.3 and 99.4 to the Form 6-K filed on March 5, 2010 (the “Form 6-K”).  The omission of the signatures from Exhibits 99.3 and 99.4 to the Form 6-K was inadvertent.  The signed copy of the consent was later filed as Exhibit 99.9 to the Company’s Form 40-F.

The Company is supplementally providing to the Staff the manually signed copies of the audit opinion and consent.

*           *           *           *           *

The Company has also asked us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *           *           *

Any questions or comments with respect to this letter may be communicated to the undersigned at (212) 880-6160.  Please send copies of any correspondence relating to this filing to the undersigned by facsimile to (212) 682-0200 with the original by mail to Torys LLP, 237 Park Avenue, New York, New York 10017.

Sincerely,

 /s/ Daniel P. Raglan

Daniel P. Raglan

cc:	Jorge L. Bonilla, Securities and Exchange Commission

Brett M. Fox, General Counsel and Chief Compliance and Administrative Officer
Michelle Campbell, Vice President Compliance, Assistant General Counsel